UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)

1. Details of information	Disclosure title	Shareholder Return policy for 2023~2025
Summary of ad hoc public disclosure

•  Purpose : The 2023-2025 Mid-term Shareholder Return Policy aims to offer balanced shareholder returns by leveraging business growth with consistent and stable dividend payout.

•  50-60% of our annual free cash flow parent only) will be used as financial resource for the shareholder return and remaining financial resource after the payment of basic dividend shall be additionally returned to shareholders - Base dividend of KRW 10,000 per share

	Expected ad hoc public disclosure date & time	April 27, 2023

2. Details of information release	Information providers	IR team
	Information recipients	Institutional investors, Analysts, Press and etc.
	Date & time of information release	April 27, 2023 at 4:00 pm (16:00) KST
	Title and place of event held	1Q 2023 Earnings Conference Call

3. Contact points (department/phone number)		02-3457-5112

4. Other matters to be factored into investment decisions

•  The details of the execution plan are subject to change depending on business environment and market conditions, and will be finally determined by the approval of Board of Directors or the Ordinary General Meeting of Shareholders.

•  Please visit our website (http://www.posco-inc.com) for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 27, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President